Exhibit 33.1

Report on Assessment of Compliance With Applicable Servicing Criteria

for Asset-Backed Securities of Nissan Motor Acceptance Corporation

Report on Assessment of Compliance with Applicable Servicing Criteria

1.	Nissan Motor Acceptance Corporation (“NMAC”) is responsible for assessing compliance with the servicing criteria applicable to it under paragraph (d) of Item 1122 of Regulation AB, as of and for the 12-month period ended March 31, 2018 (the “Reporting Period”). The transactions covered by this report include registered asset-backed securities sponsored by NMAC involving securitization of motor vehicle retail installment sale contracts and lease contracts serviced by NMAC (the “Platform”);

2.	NMAC has engaged certain vendors (the “Vendors”) to perform specific, limited or prescribed activities, and NMAC elects to take responsibility for assessing compliance with the servicing criteria or portion of the servicing criteria applicable to such Vendors’ activities and NMAC represents that such Vendors are not servicers as defined in paragraph (j) of Item 1101 of Regulation AB;

3.	Presented in Appendix A hereto are the servicing criteria (and portions thereof) impacted by the Vendors’ activities and for which NMAC is assuming responsibility;

4.	Except as set forth in paragraphs 5 and 6 below, NMAC used the criteria set forth in paragraph (d) of Item 1122 of Regulation AB to assess compliance with the applicable servicing criteria;

5.	NMAC has determined that criteria 1122(d)(1)(iii), (d)(1)(iv), (d)(2)(vi), (d)(4)(ix), (d)(4)(x), (d)(4)(xi), (d)(4)(xii), (d)(4)(xiii) and (d)(4)(xv) are not applicable to NMAC based on the activities it performs, directly or through its Vendors or subsidiaries, with respect to the Platform;

6.	NMAC has determined that criteria 1122(d)(2)(ii) and (d)(3)(ii)-(iii) pertaining to the actual disbursement or remittance of funds to investors and criteria 1122(d)(2)(iv) and (d)(3)(iv) do not apply to NMAC since performing such activities in connection with these criteria are the responsibility of the applicable indenture trustee;

7.	Other than as described in the next sentence, NMAC has complied, in all material respects, with the applicable servicing criteria as of March 31, 2018 and for the Reporting Period with respect to the Platform taken as a whole. With respect to the servicing criterion set forth in Item 1122(d)(4)(vi), extensions were not made, reviewed and approved as specified by authorized personnel in accordance with company policy, for certain transactions within the Platform, as described in Appendix B hereto;

8.	NMAC has not identified and is not aware of any material instance of noncompliance by the Vendors with the applicable servicing criteria as of March 31, 2018 and for the Reporting Period with respect to the Platform taken as a whole;

9.	NMAC has not identified any material deficiency in its policies and procedures to monitor the compliance by the Vendors with the applicable servicing criteria as of March 31, 2018 and for the Reporting Period with respect to the Platform taken as a whole; and

10.	Ernst & Young LLP (“E&Y”), a registered public accounting firm, has issued an attestation report on NMAC’s assessment of compliance with the applicable servicing criteria for the Reporting Period.

June 26, 2018

NISSAN MOTOR ACCEPTANCE CORPORATION

By:	/s/ Kevin J. Cullum

Name:	Kevin J. Cullum
Title:	President and Chief Executive Officer

APPENDIX A

Reference	Servicing Criteria

Cash Collection and Administration

1122(d)(2)(i)	Payments on pool assets are deposited into the appropriate custodial bank accounts and related bank clearing accounts no more than two business days of receipt, or such other number of days specified in the transaction agreements.

1122(d)(2)(vii)	Reconciliations are prepared on a monthly basis for all asset-backed securities related bank accounts, including custodial accounts and related bank clearing accounts. These reconciliations are (A) mathematically accurate; (B) prepared within 30 calendar days after the bank statement cutoff date, or such other number of days specified in the transaction agreements; (C) reviewed and approved by someone other than the person who prepared the reconciliation; and (D) contain explanations for reconciling items. These reconciling items are resolved within 90 calendar days of their original identification, or such other number of days specified in the transaction agreements.

Pool Asset Administration

1122(d)(4)(i)	Collateral or security on pool assets is maintained as required by the transaction agreements or related pool asset documents.

1122(d)(4)(ii)	Pool assets and related documents are safeguarded as required by the transaction agreements.

1122(d)(4)(vii)	Loss mitigation or recovery actions (e.g., forbearance plans, modifications and deeds in lieu of foreclosure, foreclosures and repossessions, as applicable) are initiated, conducted and concluded in accordance with the timeframes or other requirements established by the transaction agreements.

1122(d)(4)(xiv)	Delinquencies, charge-offs and uncollectible accounts are recognized and recorded in accordance with the transaction agreements.

APPENDIX B

Reference	Servicing Criteria

Material Non-Compliance

1122 (d)(4)(vi)	Changes with respect to the terms or status of an obligor’s pool asset (e.g., loan modifications or re-agings) are made, reviewed and approved by authorized personnel in accordance with the transaction agreements and related pool asset documents.

Discussion of Non-Compliance

Under the transaction agreements for retail and lease asset-backed securities in transactions included in the assessed retail and lease contract servicing platform (the “Platform”), extensions of receivables and lease contracts are required to be made in accordance with NMAC’s customary servicing practices. Certain extensions for receivables and lease contracts were not approved by an employee of NMAC with the appropriate level of authority and certain receivables and lease contracts received duplicate extensions on the same day due to the processing of duplicate service requests, in each case, not in accordance with NMAC’s customary servicing practices.

NMAC has corrected internal procedures to ensure that all extensions are made in accordance with NMAC’s customary servicing practices as specified in the transaction agreements. NMAC has concluded that the identified material instance of non-compliance did not result in any material adverse effect on noteholders or change the amount or timing of payments to noteholders.